November 30, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (949) 725-0619

Daniel D. Rosenthal
Chief Executive Officer
Downey Financial Corp.
350 Jamboree Road
Newport Beach, CA 92660

> **Re:** **Downey Financial Corp.**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 01-13578**

Dear Mr. Rosenthal:

We have reviewed your response letter dated September 12, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. Both comments request that you provide supplemental analysis, or ask that you provide revised disclosure in future filings. Please provide the analysis in your response or confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 14

1. In your response to prior comment 4, you provide an analysis of the confidentiality of the performance targets used to set compensation for the named executive officers. In your analysis you suggest that the performance targets used to set compensation for the completed fiscal year were confidential because they could be considered earnings guidance, which Downey Financial has specifically concluded not to provide. Please provide additional analysis regarding your contention that the performance targets that the named executives must reach in order to achieve particular levels of incentive compensation would cause competitive harm to Downey Financial or disclose these targets in future filings.

2. In your response to prior comment 4, you indicate that the Committee sets the performance targets for the current fiscal year in January of that year. Please provide the staff with a separate analysis, addressing why you believe you are not required to disclose these targets.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel